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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2



                                   Culp, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
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                         (Title of Class of Securities)

                                   230215 10 5
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                                 (CUSIP Number)

                                  July 2, 2007
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 2 OF 7 PAGES
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   1  NAME OF REPORTING PERSON
              R. Scott Asen
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                           (a)
              Not Applicable                                               (b)

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   3  SEC USE ONLY

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   4  CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
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                                  5    SOLE VOTING POWER

   NUMBER OF SHARES                    1,262,800*
BENEFICIALLY OWNED BY EACH       -----------------------------------------------
  REPORTING PERSON WITH
                                  6    SHARED VOTING POWER

                                       82,000**
                                 -----------------------------------------------

                                  7    SOLE DISPOSITIVE POWER

                                       1,262,800*
                                 -----------------------------------------------

                                  8    SHARED DISPOSITIVE POWER

                                       82,000**
                                 -----------------------------------------------


   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,344,800 shares

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  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (See Instructions)

              Not applicable
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  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.7%
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  12  TYPE OF REPORTING PERSON (See Instructions)

              IN
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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 3 OF 7 PAGES
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* Includes 36,800 shares held by a certain charitable Foundation of which the
Reporting Person is the sole trustee, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item
4).

** Consists of shares held by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest (see Item 4).

This Amendment No. 2 amends the Statement on Schedule 13G filed by the Reporting Person with the United States Securities and Exchange Commission on December 18, 2006 and January 31, 2007.



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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 4 OF 7 PAGES
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ITEM 1(a).    NAME OF ISSUER:

          Culp, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1823 Eastchester Drive
          High Point, NC 27265

ITEM 2(a).    NAME OF PERSON FILING:

          R. Scott Asen (the "Reporting Person")

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

          Asen and Co.
          224 East 49th St.
          New York, New York 10017

ITEM 2(c).    CITIZENSHIP:

          The Reporting Person is a citizen of the United States of America.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.05 per share

ITEM 2(e).    CUSIP NUMBER:

          230215 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

ITEM 4.       OWNERSHIP

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 5 OF 7 PAGES
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          The Reporting Person directly owns 1,226,000 shares. The Reporting
Person is the sole trustee of The Asen Foundation (the "Foundation"), a not-for-profit foundation, that owns 36,800 shares. The Reporting Person is the President of Asen and Co., which provides certain advisory services to accounts (the "Managed Accounts") that own 82,000 shares. The Reporting Person may be deemed to beneficially own the shares held by the Foundation and by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

     (b) Percent of class:

          10.7%, consisting of: (1) 1,226,000 shares owned directly by the Reporting Person, which represent approximately 9.8% of the issued and outstanding shares of Common Stock of the Issuer, (2) 36,800 shares owned by the Foundation, which represent approximately 0.3% of the issued and outstanding shares of Common Stock of the issuer and (3) 82,000 shares owned by the Managed Accounts, which represent approximately 0.6% of the issued and outstanding shares of Common Stock of the issuer.

          The foregoing percentages are calculated based on 12,554,541 shares of Common Stock outstanding as of January 28, 2007, as reported in the issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on March 14, 2007.

     (c) Number of shares as to which such person has:

        (i)   Sole power to vote or direct the vote:

          The Reporting Person has sole voting power over 1,226,000 shares which he owns directly. The Reporting Person has sole voting power over 36,800 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.

        (ii)  Shared power to vote or direct the vote:

          The Reporting Person has shared voting power over 82,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.

        (iii) Sole power to dispose or to direct the disposition of:

          The Reporting Person has sole dispositive power over 1,226,000 shares which he owns directly. The Reporting Person has sole dispositive power over 36,800 shares which are owned by the Foundation and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest.

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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 6 OF 7 PAGES
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        (iv)  Shared power to dispose or to direct the disposition of:

          The Reporting Person has shared dispositive power over 82,000 shares owned by the Managed Accounts. The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                  SCHEDULE 13G

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CUSIP NO. 230215 10 5                                          PAGE 7 OF 7 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          Dated:  July 6, 2007

                                                          By:/s/ R. Scott Asen
                                                             -------------------
                                                             R. Scott Asen